Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

The Patriot-News

Monday, April 4, 2005

Article distorts market reality

Monday, April 04, 2005

Your March 11 article (“New rate increases spelled out by Verizon”) distorted the true nature of Pennsylvania’s highly competitive telecommunications marketplace.

Claiming that “Verizon’s only real competition for the traditional, wireline local telephone service used by millions of people in Pennsylvania is MCI,” the reporter failed to acknowledge the robust competition Verizon faces from cable companies, Internet telephony providers, wireless companies and other alternative technologies like instant messaging and e-mail.

Your article’s implication that Verizon’s acquisition of MCI would limit competition doesn’t synch up with the realities of the telecom marketplace. The acquisition is a logical next step in the transformation of the telecom industry and Verizon. This revolution is spurred by new advances in technology, and customers’ desire to use it to make their lives and businesses more productive and more efficient. And it would have continued whether or not Verizon decided to acquire MCI.

This deal will result in Verizon becoming a strong global industry leader by strengthening America’s premier telecommunications network builder and its leading service provider. It gives Verizon greater ability to lead the telecommunications industry’s revitalization through new investment in world-class networks and services. And the ultimate winners will be Pennsylvania’s consumers and businesses.

WILLIAM B. CARNAHAN

Vice President of External Affairs Verizon Pennsylvania Pittsburgh

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.